[CLEARY GOTTLIEB STEEN & HAMILTON LLP LETTERHEAD]

Writer's Direct Dial: (212) 225-2472 E-Mail: jfisher@cgsh.com
January 10, 2006

Pamela Long, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

  Re:
  Chipotle Mexican Grill, Inc.
  Registration Statement on Form S-1 (File No. 333-129221)

Dear Ms. Long:

        Thank you for your comments on Amendment No. 2 to the Registration Statement filed by Chipotle Mexican Grill, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 3 to the Registration Statement ("Amendment No. 3") for filing with the Commission.

        Set forth below are the Company's responses to the comments contained in your letter dated December 30, 2005. The Staff's comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff's comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references in the Company's responses are to Amendment No. 3. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

Explanatory Note

  1.
  At your request, we have reconsidered prior comment 4 but restate the comment. The statutory prospectus should include plain, clear and balanced disclosure of facts upon which investors will make investment decisions. The materials developed to market your products are not appropriate for a statutory prospectus. Please remove the attached advertisements from the prospectus and revise disclosure where necessary to remove references to these ads. If you include a reference to an ipo website that contains the ads, the website should not be linked to the electronic version of the prospectus or otherwise incorporated into the prospectus. We understand that you intend to file these materials as a free writing prospectus apart from the statutory prospectus. Provided that the information in the free writing prospectus does not conflict with information in the statutory prospectus and you have included the required legend, we will have no comment on the content of your free writing prospectus.

    Pursuant to our teleconference with the Staff on January 4, 2006, the Company understands that the Staff has withdrawn this comment. As requested by the Staff during the teleconference, the Company has revised the first paragraph on page i of the prospectus.

Summary Consolidated Financial Data, page 7
Selected Consolidated Financial Data, page 29
Consolidated Balance Sheets and Statements of Operations

  2.
  It appears that you have included the Series B convertible preferred shares, the Series C junior convertible preferred shares and the Series D junior convertible preferred shares in both your basic and diluted earnings per share disclosures for certain periods presented. Please tell us and explain in the notes to your financial statements why you believe this treatment is appropriate and in accordance with the guidance in SFAS No. 128 and EITF 03-6. Your response should clearly explain why the two-class method discussed in EITF 03-6 was not used in preparing your basic and diluted earnings per share computations.

    The Company has revised its calculation of earnings per share to follow the two-class method and has updated the relevant disclosures accordingly throughout the prospectus.

  3.
  Also, we note your response to our prior comment number 6 but continue to believe that presentation of historic earnings per share is not appropriate or meaningful to potential investors since the one for three reverse stock split will occur prior to the closing of your public offering. Accordingly, please revise your basic and diluted earnings per share for all periods presented to give retroactive effect to the one for three reverse stock split of your common shares that will occur in connection with your planned public offering. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C. Your balance sheet, your disclosures regarding stock-based compensation and any other disclosure of share information in the registration statement, and including the notes to your financial statements, should be similarly revised to give effect to the reverse stock split.

    Pursuant to the Staff's advice in its teleconference with the Company on January 6, 2006, the Company has not revised its historical earnings per share or stock information in its financial statements.

  4.
  Additionally, pro forma earnings per share for only the latest fiscal year and subsequent interim period presented should also be provided giving effect to the reclassification of the Company's outstanding preferred shares into one-third of one share of Class B common stock in connection with the offering. Please revise to delete the "Adjusted earnings (loss) per common share information" included in your Summary and Selected Financial Data for all periods other than the latest fiscal year and subsequent interim period presented. This information should also be referred to as "pro forma" earnings per share, rather than as adjusted earnings (loss) per common share.

    Pursuant to the Staff's advice in its teleconference with the Company on January 6, 2006, the Company has revised its disclosure of pro forma earnings per share in the Summary Consolidated Financial Data and Selected Consolidated Financial Data by referring to the calculation as "pro forma." In addition, the pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 give retroactive effect to the one for three reverse common stock split that is part of the Reclassification. The pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the year ended December 31, 2004 and the nine months ended September 30, 2005 give retroactive effect to the Reclassification, which comports with the pro forma earnings per share included in the Company's financial statements.

Capitalization, page 27

  5.
  Revise the introductory paragraph to your capitalization disclosures to explain the nature and terms of the transactions comprising the "Reclassification" transaction.

    The Company has revised the disclosure on page 28 of the prospectus as requested by the Staff.

2

Other Factors Affecting Our Results
Equity Compensation Expenses, page 38

  6.
  We note your response to prior comment 14 and the disclosures that have been added to page 38 of the registration statement in response to our prior comment. Please tell us and revise MD&A to discuss the number and terms of the options that the Company expects to grant upon conversion of its stock appreciation rights in connection with the offering and disclose the amount of any expense that the Company expects to recognize in connection with the conversion.

    The Company has revised the disclosure on page 41 of the prospectus as requested by the Staff.

Contractual Obligations, page 49

  7.
  We note your response to our prior comment number 15 but continue to believe that additional disclosure should be provided in MD&A regarding the Services Agreement with McDonald's given the related party nature of this transaction. Accordingly, please revise MD&A to discuss the significant terms of the Services Agreement with McDonald's that is expected to become effective upon the closing of the offering.

    The Company has revised the disclosure on page 54 of the prospectus as requested by the Staff.

Note 6. Stock Based Compensation, page F-17

  8.
  We note your response to prior comment number 13 and the disclosures that have been added to Note 6 in response to our prior comment. However, we do not agree with your conclusion that additional disclosures in MD&A are not required with respect to the related party contemporaneous valuation of the 460,000 shares of common stock granted to an officer during 2005. Although the estimated fair value of the shares issued, after consideration of the planned reverse stock split, will exceed your expected public offering price, we believe that because the valuation was prepared by management, the assumptions and methods used in determining this valuation should be discussed in MD&A. Accordingly, please revise MD&A to include a discussion of the following matters:

  •
  The significant factors, assumptions and methodologies used in determining fair value of the options and shares granted.

  •
  Discuss each significant factor contributing to the difference between the fair value of the options and shares granted and the expected public offering price.

  •
  The valuation alternative selected and the reasons management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

    See paragraph 182 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

    The Company has revised the disclosure on page 42 of the prospectus as requested by the Staff.

Note 8. Related-Party Transactions, page F-19

  9.
  Since your financial statements include expenses for certain services provided to the Company by your parent, McDonalds, which may not be representative of expenses the Company would have incurred on a stand-alone basis, please revise to disclose an estimate of what the Company's expenses for the services would have been on a stand alone basis for each period presented. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

3

    The Company has revised its disclosure in note 8 to its financial statements on pages F-18 and F-19 of the prospectus to discuss the nature of the services provided or facilitated by McDonald's Corporation. The Company cannot estimate with any reasonable certainty what these expenses would have been had the Company been a stand-alone entity. Based on conversations regarding cost the Company has had with independent third parties about certain of the services provided or facilitated by McDonald's Corporation, the Company believes that its historical expenses for these services reasonably reflect the level of expenses it could have incurred as a stand-alone entity during the periods presented.

Exhibit 5.1

  10.
  Please refer to the fourth paragraph, beginning with the second sentence. It is inappropriate to include assumptions relating to the accuracy of readily ascertainable factual matters of each document as well as assumptions that necessary corporate actions will be taken. Please delete these assumptions from your opinion.

    The Company has provided a revised legal opinion that responds to the Staff's comment.

*                    *                    *                     *                    *

4

        As previously requested by the Staff in comment 36 of its letter dated November 22, 2005, we also transmit with Amendment No. 3 the materials that will be provided to potential purchasers of shares in the directed share program.

        Please direct any comments or questions regarding this filing to Janet L. Fisher at (212) 225-2472 or James Small at (212) 225-2015.

Very truly yours,
/s/ Janet L. Fisher
Janet L. Fisher
Enclosure
cc:
Montgomery F. Moran
(Chipotle Mexican Grill, Inc.)

5

Welcome

        XYZ Corporation has made arrangements with Morgan Stanley to handle the purchase of shares reserved through a Directed Share Program. Morgan Stanley's step-by-step application and order confirmation process will provide all the information you will need to participate in this Program.

        The initial application process must be completed by 2 AM Eastern on June 8, 2004.

The Application Process:

        Step 1: Prospectus—Download and review the preliminary prospectus.

        Step 2: Pricing Matrix—Review the current price range and determine the potential cost of purchasing shares.

        Step 3: Indication of Interest—Enter the number of shares you are interested in purchasing. Answer important NASD questions regarding your participation. Indicate Morgan Stanley account status.

        Step 4: Account Form—Open an account by completing a new account form. If you already have an account with Morgan Stanley, you will not be required to complete Steps 4 and 5.

        Step 5: Office Locator—Review the Morgan Stanley branch office, assigned to service your account. Note: Not applicable to existing account holders.

        Step 6: Important Instructions—Receive information on how to pay for your shares, your indication reference number and other pertinent information.

        Note:    The application process is not complete until you have received your indication reference number.

Please Read Step 7 Very Carefully

Order Confirmation Process

        Step 7: Completion of the Application Process (Steps 1 - 6) does not constitute an order to purchase shares nor obligate Morgan Stanley to place shares with you. The completion of this process serves only as an indication of your interest to purchase shares. If you wish to purchase any or all of the shares made available to you, the order confirmation process described below must be completed by 11 PM Eastern on pricing date. Failure to confirm your order will preclude you from participating in this program. The anticipated pricing date is June 8, 2004. Please check the "Important Dates and Information" section of this website for any changes to this date.

        An email will be sent to all participants who completed the Application Process after the registration statement is declared effective and the offering is priced. The email will contain the final price of the offering and will remind you that your order must be confirmed through the website by 11 PM Eastern on June 8, 2004.

        IMPORTANT—You should not wait for this email to logon to the website on the night of pricing. You are required to confirm your order before the deadline regardless of when you receive or read the email. Therefore we encourage you to periodically check the anticipated pricing date, through the above link entitled "Current Deal Status".

        IF YOU DO NOT CONFIRM BY THE STATED DEADLINE, YOUR INDICATION OF INTEREST WILL BE TREATED AS CANCELLED

        You are under no obligation to purchase the shares that are made available to you, and you will have the opportunity to make your investment decision when you log back on to this website after the offering has priced.

        To confirm your order, please complete the following steps:

        Logon to the website using your userid and password.

        If the XYZ Corporation offering has priced, you will be informed of the maximum number of shares that XYZ Corporation has made available for you to purchase. If you wish to purchase any or all of the shares available to you, you must enter the number of shares in the "Number of Shares" box and click on the "Submit Order" button.

        If the XYZ Corporation offering has not yet priced, you should return periodically to the "Order Confirmation" section of the website during the confirmation window and be certain to confirm your order before 11 PM Eastern on the night of pricing.

        PLEASE NOTE THAT YOU ARE NOT ASSURED OF OBTAINING ANY OR ALL OF THE NUMBER OF SHARES REQUESTED.

        Throughout the offering period, you may return to this site to change or cancel your indication of interest. Any changes or cancellations will be acknowledged via email.

        No offer to buy any of the shares can be accepted and no part of the purchase price can be received by Morgan Stanley until the Registration Statement covering the proposed offering has been declared effective by the Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which you reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

Prospectus

        In connection with the recent filing with the United States Securities and Exchange Commission of a registration statement relating to the proposed offering of shares of XYZ Corporation, we have made a copy of the preliminary prospectus available to program participants.

        The following statements are required in accordance with Rules 134(b)(1) and 134(d) of the Securities Act of 1933, as amended:

        A registration statement relating to the shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This website shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the shares in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        No offer to buy the shares can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this communication will involve no obligation or commitment of any kind.

        To open the Preliminary Prospectus you need Adobe Acrobat. If you do not have Adobe Acrobat you can begin the free installation process by clicking on the Get Adobe Acrobat button.

        The XYZ Corporation Preliminary Prospectus is an important document. You should read the prospectus carefully before making an investment decision.

Indication of Interest

I am (We are) expressing an interest in purchasing shares of XYZ Corp.

        I (We) acknowledge that:

1.
I (We) consent to electronic delivery (by email or by availability on this website) of all notices, documents and information concerning the XYZ Corporation offering and the Program, including, without limitation, all preliminary prospectuses, any free writing prospectus, the final prospectus, any amendment to the prospectus, trade confirmations, notices of effectiveness of the registration statement and all other documents delivered by Morgan Stanley or XYZ Corporation in connection with the XYZ Corporation offering. I (We) understand that by consenting to electronic delivery, I (we) may incur costs for Internet usage or otherwise. I (We) understand that if I (we) do not consent to electronic delivery, I (we) will not be eligible to participate in the Program. I (We) further understand that I (we) may revoke my (our) consent at any time prior to acceptance by contacting Morgan Stanley and notifying it that I (we) am (are) revoking this consent. I (We) further understand that, if I (we) do so revoke my (our) consent, I (we) will not be able to participate in the Program. I (We) acknowledge that Morgan Stanley is not obligated to deliver these documents to me (us) electronically. I (We) have provided Morgan Stanley with a valid email address for me (us).

  ☐Yes    ☐No

2.
I (We) have received, or have agreed to view at later time, a copy of the preliminary prospectus.

  ☒Yes    ☐No

3.
The number of shares requested is for my/our own personal account and not on behalf of any other person.

  ☒Yes    ☐No

4.
I AM (WE ARE) NOT ASSURED OF OBTAINING ANY OR ALL OF THE NUMBER OF SHARES REQUESTED. IF ANY SHARES ARE MADE AVAILABLE FOR PURCHASE BY ME (US), THE INFORMATION WILL BE MADE AVAILABLE ON THIS WEBSITE AND I (WE) WILL BE REQUIRED TO CONFIRM MY (OUR) PURCHASE AS INSTRUCTED.

  ☒Yes    ☐No

5.
After the registration statement is declared effective, the offering will be priced and I (We) will be required to revisit this website to obtain information regarding the number of shares that XYZ Corporation has made available for me (us) to purchase, the price per share, and the amount of money that I will owe Morgan Stanley if I decide to purchase these shares. I am under no obligation to purchase the shares that are made available to me, and I will not owe any money to Morgan Stanley unless I confirm my purchase of shares after the registration statement relating to such shares has been declared effective. Once I have confirmed my purchase of shares, full payment of the purchase price for the shares must arrive at Morgan Stanley by settlement date, which is four business days after the pricing date. If Morgan Stanley does not receive payment by the due date, I may be responsible for any loss incurred in the reallocation of these shares.

  ☒Yes    ☐No

6.
No offer to buy any of the shares can be accepted and no part of the purchase price can be received by Morgan Stanley until the Registration Statement covering the proposed offering has been declared effective by the Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I (We) reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind by Morgan Stanley.

  ☒I (We) Agree    ☐I (We) Disagree

7.
I (We) will not be permitted to sell, transfer (either ownership or to another broker-dealer), assign, pledge or hypothecate (pledging securities as collateral for loans made to purchase securities) shares of XYZ Corporation Common Stock acquired through the Directed Share Program for a period of 180 days after purchasing the shares.

  However, if during the last 17 days of the 180 day restricted period, XYZ issues an earnings release or material news or a material event relating to XYZ occurs; or prior to the expiration of the 180 day restricted period, XYZ announces that it will release earnings results during the 16 day period beginning on the last day of the 180 day period, the restrictions imposed by this statement shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

  ☒I (We) Agree    ☐I (We) Disagree

8.
I (We) represent that the purchase of XYZ Corporation hereunder does not and will not violate any Ethics or Conflict of Interest policies or guidelines of my/our employer(s).

  ☒Yes    ☐No

9.
I am (We are) not, nor am I (are we) materially supported by, a person acting in a fiduciary capacity to Morgan Stanley, including, among others, attorneys, accountants and financial consultants.

  ☒I (We) Agree    ☐I (We) Disagree

        If you disagree, please provide the name of the person and describe the relationship.

10.
Do you currently have an account at Morgan Stanley? (IRA and Morgan Stanley Online accounts are ineligible for this Program.)

  ☐Yes    ☒No

        If Yes, Please enter the Account number.

Existing Account Number
Office -	Account
-
11.
You must indicate the number of shares you wish to purchase (subject to a minimum of 50 shares; additional shares in multiples of 50 shares).

  Your indication cannot exceed 100 shares.

Please enter your indication
Current Price Range	Number of Shares * must not contain commas
$13-$17	50

  Your indication of interest does not guarantee that you will receive any or all of the shares requested. If any shares are made available for you to purchase, you will be required to confirm your order, using this website, on the pricing date by 11 PM Eastern.
  The anticipated pricing date is June 8, 2004.

  The following statements are required in accordance with Rules 134(b)(1) and 134(d) of the Securities Act of 1933, as amended:

  A registration statement relating to the shares has been filed with the Securities and Exchange Commission but has not yet become effective. The shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This website shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the shares in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  No offer to buy the shares can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this communication will involve no obligation or commitment of any kind.

MorganStanley -- Directed Share Program

Holding Period and Lock-up Information

        You will not be able to sell, transfer (ownership or to another broker-dealer), assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) the shares of the XYZ Corporation Common Stock acquired through the Directed Share Program for a period of 180 days after purchasing the shares.

        However, if during the last 17 days of the 180 day restricted period, XYZ issues an earnings release or material news or a material event relating to XYZ occurs; or prior to the expiration of the 180 day restricted period, XYZ announces that it will release earnings results during the 16 day period beginning on the last day of the 180 day period, the restrictions imposed by this statement shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        After the purchase is completed, any shares you purchased through the Program will be held in your Morgan Stanley account. Stock certificates will not be issued for the duration of the 180 day holding period. If you wish to receive stock certificates after the 180 days, please contact your Morgan Stanley Investment Representative who will explain the procedure for obtaining a stock certificate. Please be advised that the physical transfer of stock certificates is time consuming and expensive. You will be responsible for all costs associated with any physical stock transfers. Once you have received the stock certificate, changes of name and/or address may be made by mailing the certificate; with a letter of instruction, to the Transfer Agent (the bank listed on the certificate). This transfer will be made free of charge during the fist year of the account.

        IMPORTANT: Electronic transfers will be made free of charge during the first year of the account. The standard transfer fee will be applicable for all electronic transfers after the first year.

MorganStanley -- Directed Share Program

IPO Certification

        Pursuant to NASD Rule 2790, Morgan Stanley may not sell IPO Securities (all bolded terms are defined below) to any individual who is deemed a restricted person who holds a beneficial interest unless the person qualifies for a general exemption under the Rule. Therefore, we require that you check one of the boxes below indicating whether or not you are eligible to purchase IPO Securities in accordance with Rule 2790.

☒
The account will be eligible to purchase IPO Securities since no restricted person (which includes exempt persons, who, by definition, are not restricted person) holds a beneficial interest in the account or because the account has implemented procedures to reduce the beneficial interests of all restricted persons with respect to IPO Securities to in the aggregate below 10%, and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all IPO Securities; or

☐
The account holder is a conduit (such as a bank, foreign bank, broker-dealer, or investment adviser) and all purchases of IPO Securities are, and will be, in compliance with Rule 2790. If the beneficial interests of all restricted person in any one account exceeds in the aggregate 10% of the account but the account has implemented procedures to reduce the beneficial interest of all restricted persons with respect to IPO Securities in the aggregate below 10%, the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all IPO Securities; or

☐
The account will not be eligible to purchase IPO Securities.

The following persons are exempt persons

1.
An investment company registered under the Investment Company Act of 1940.

2.
A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial interests in the fund principally to trust accounts of restricted persons.

3.
An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to restricted persons, or if a general account, the insurance company does not limit its policyholders principally to restricted persons.

4.
An account, including a fund, limited partnership, joint back office broker-dealer or other entity, if the beneficial interests of restricted persons do not exceed in the aggregate 10% of the account.

5.
A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of IPO Securities either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange (ii) traded on the Nasdaq National Market (iii) a non-U.S. issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

6.
An investment company organized under the laws of a non-U.S. jurisdiction, provided that: (i) the investment company is listed on a non-U.S. exchange or authorized for sale to the public by a non-U.S. regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a restricted person.

7.
An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

8.
A state or municipal government benefits plan that is subject to state or municipal regulation.

9.
A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

10.
A church plan under Section 414(e) of the Internal Revenue Code.

The following persons are restricted persons

1.
A NASD member firm or other broker-dealer.

2.
An officer, director, general partner, associated person or employee of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer).

3.
An agent of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business.

4.
A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or collective investment account.

5.
A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a limited broker-dealer); (i) Schedule A, unless the person is identified by an ownership code of less than 10%: (ii) Schedule B, unless the person's listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%: or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or Schedule B above.

6.
A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a limited business broker-dealer), unless the public reporting company is listed on a national securities exchange or is traded on the NASDAQ National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A: or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.
A person acting: (i) as a finder in connection with any new issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any new issue in which the person is participating.

8.
An immediate family member of: (i) a person specified in items 2-7 that materially supports, or receives support from, that person; (ii) a person specified in items 2-3 that is employed by or associated with the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue: or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue.

NASD Rule 2790 Definitions

  Associated person or employee of a NASD member firm:

  (1)
  Any natural person registered with NASD and

  (2)
  any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

        Beneficial interest:    Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

        Collective investment account:    Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (i) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

        Finder:    A person who receives compensation for identifying potential investors in an offering.

        Immediate family member:    A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

        IPO Securities:    Has the same meaning as "new issue" as defined in Rule 2790: any initial public offering of an equity security as defined in Section 3(a)(ii) of the Act, made pursuant to a registration statement or offering circular, including all of the exclusions listed therein.

        Limited business broker-dealer:    Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

        Material support:    Directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

MorganStanley -- Directed Share Program

Account Form

        USA Patriot Act—To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

        What this means for you: When you open an account, we ask you for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver's license or any other identifying documents.

        Please complete the form below and make changes if needed to the information already displayed.

Personal Information

First Name	John
Middle Name/Initial
Last Name	Iannici
Date of Birth (MM/DD/YYYY)	4/11/1974
Social Security Number	111111111
Gender	☒ Male ☐ Female
Marital Status	Single
Number of Dependents	0
Resident State	New York
Country of Citizenship	United States

If you are not a United States citizen. Please check one of the following.

☐ Resident Alien	☐ Non Resident Alien

Contact Information

Daytime Phone	201-395-6848
Evening Phone	201-395-6848
Email Address	John.Iannici@morganstanley.com
Additional Email Address	John.Iannici@morganstanley.com

Mailing Address

Street Address	36 Churchill Ave
City	Staten Island
State	New York Zip 10309
Province/State (Non U.S. Addresses only)	Post Code
Country	United States
Is your Mailing Address the same as your Permanent Home Address	Yes

Employment information

Name of your Employer	Morgan Stanley
Job Title	Manager
Your Occupation	Professional

Spousal Employment Information

        If you are married please enter the employment information for your spouse

Spouse's Occupation	Professional
Spouse's Employment Industry	Other

Account Ownership

Will you be the only owner for this account or will it be a joint account	I am the only owner

Financial Information

Name of Your Bank	Citibank
Annual Income (Please enter numbers only. e.g. 80000)	10000
Estimated Net Worth (Please enter numbers only. e.g. 80000)	10000
Liquid Assets (Please enter numbers only. e.g. 80000)	10000
Tax Bracket	25

Investment Experience and Objectives
Number of years of Experience

Stocks Options Futures

1                2                3

Investment Objectives

	Primary Objective	Additional Objective
Income	☒	☐
Aggressive Income	☐	☐
Capital Appreciation	☐	☒
Speculation	☐	☐

Important Instructions

        You have successfully completed the application process for the XYZ Corporation Directed Share Program.

        Your indication reference number is 12946.

You have indicated an interest to purchase:
Current Price Range	Number of Shares
$13-$17	50

        Once your request is processed, you will receive an email acknowledging the number of shares you have indicated. You will also receive a W-9 form in the mail which you must complete and send back to Morgan Stanley.

        Note: Throughout the offering period, you may return to this site to view Important Dates and Information.

Changing your Indication

        Until June 8, 2004 you may return to this site to change or cancel your indication of interest. All changes will be confirmed via e-mail.

Order Confirmation

        Once the XYZ Corporation offering has priced and if you would like to purchase shares at this price, you will be required to confirm your order to purchase shares by 11 PM Eastern on the pricing date. Pricing may occur at any time after 5 PM Eastern on the pricing date.

Payment Deadline

        Full payment of the purchase price of your shares must arrive at Morgan Stanley by settlement date, which is four business days after the pricing date.

        If payment is not received by the due date, the shares allocated to you will be sold in the open market and you will be held responsible for any losses incurred.

        Payment must be made in US Dollars.

Payment by Check

        Checks must be made payable to Morgan Stanley. Please write your account number on the check. Third party checks (checks drawn by a payer other than the account name) are not acceptable.

Payment by Bank Wire

        If you would like to pay by wire, please use the following instructions:

Bank:	Citibank, New York, NY	ABA #:	021000089
A/C Name:	Morgan Stanley	A/C #:	4061-1172
Sub A/C Name:	[Your Name as specified on the Account]
Sub A/C #:	[MorganStanley Account number]

MorganStanley -- Directed Share Program

Order Confirmation

        You have been given the opportunity to purchase 0 shares through the XYZ Corporation Directed Share Program.

        This offering has priced at $20 per share. If you would like to purchase any or all of these shares, you must enter the share amount in the box below.

Submit Order

Offering Price	Number of Shares
$20

        By submitting this order, you are responsible to make full payment of the purchase price of your shares by the settlement date December 7, 2004.

MorganStanley -- Directed Share Program

Frequently Asked Questions

1.
How do I participate in the Directed Share Program?

2.
Am I obligated to participate in the offering?

3.
Am I guaranteed shares if I complete the application process?

4.
What will be the price per share? Will I be charged a commission on these shares?

5.
Am I required to open a securities account in order to participate in the Directed Share Program?

6.
Can I purchase these shares through an account that I already have established at Morgan Stanley?

7.
Can I purchase these directed shares through another brokerage firm?

8.
What type of accounts may be used to purchase shares in this Program?

9.
Are there any costs associated with opening an account with Morgan Stanley?

10.
Are there any restrictions on the shares purchased through the Directed Share Program?

11.
Are there any fees and commissions associated with the sale?

12.
How can I track the status of the offering?

13.
What happens on the day of pricing?

14.
Should I decide to purchase shares through this Program, when is payment due?

15.
Who do I call if I have further questions?

1.     How do I participate in the Directed Share Program?

        If you are interested in participating in the XYZ Corporation Directed Share Program, you must complete the application process as described on the "Welcome" page of this website.

2.     Am I obligated to participate in the offering?

        No. After reviewing the preliminary prospectus and the information provided for you on this website, you may decide not to participate in the Program. Furthermore, you are under no obligation to purchase the shares that are made available to you, and you will have the opportunity to make your investment decision when you log back on to this website on the night of pricing. If, at that time, you decide to purchase shares at the offering price, you will be financially responsible for the shares. A copy of the final prospectus will be sent to you along with a confirmation of your purchase.

3.     Am I guaranteed shares if I complete the application process?

        You are not assured of obtaining any or all of the number of shares you request. If XYZ Corporation determines that there are shares available for you to purchase, you will receive an email after the registration statement is declared effective and the offering is priced. All offerings are subject to prevailing market conditions and subject to change. XYZ Corporation might defer or even cancel its offering. You can return to this website and check the status of this offering by clicking on "Current Deal Status". All efforts will be made to display the most recent information on this page.

4.     What will be the price per share? Will I be charged a commission on these shares?

        After the registration statement is declared effective, the offering will be priced. This date is known as the pricing date. The preliminary prospectus contains a filing range of the per share price at which our underwriters expect to price the offering. However, there is no assurance that the actual offering price will be within this range. The offering price per share could be above or below the filing range. The Directed Share Program website will contain more information about the filing range of the offering. You will pay the offering price per share. There is no additional commission charged on the purchase of these shares.

5.     Am I required to open a securities account in order to participate in the Directed Share Program?

        Yes, each participant must have a Morgan Stanley account to participate in the Program. If you do not currently have an account with Morgan Stanley, an account will be opened for you based on the information you provide.

6.     Can I purchase these shares through an account that I have already established at Morgan Stanley?

        Yes. However, you will still need to complete all of the required steps as instructed by the website. You will have an opportunity to indicate that you already have an account with Morgan Stanley. If you decide to purchase shares at the offering price through this Program, the shares will be placed in your existing account and your exisiting Investment Representative will be notified. Please note: Existing Morgan Stanley Online and IRA accounts may not be used to purchase shares in this Program.

7.     Can I purchase these directed shares through another brokerage firm?

        No. You will need to have a Morgan Stanley account in order to purchase shares through this program. However, you will have the opportunity to transfer the shares that you purchase to an existing account outside of Morgan Stanley after the 180 day lock-up period has expired. This electronic transfer will be made free of charge during the fist year of the account.

        After the first year the standard transfer fee will be applicable for all electronic transfers.

8.     What type of accounts may be used to purchase shares in this Program?

        The only permissible account types for this Program are individual and spousal joint accounts. A joint account may not be opened with someone other than your spouse.

9.     Are there any costs associated with opening an account with Morgan Stanley?

        No. There are no initial fees to open an account with Morgan Stanley for purposes of the Directed Share Program. Once the lock-up period expires (if applicable), you will be contacted by Morgan Stanley to discuss the various options available regarding your account.

10.   Are there any restrictions on the shares purchased through the Directed Share Program?

        Yes. All common shares of XYZ Corporation purchased through this program are subject to a lock-up period of 180 days. Participants will not be able to sell, transfer (ownership or to another broker-dealer), assign, pledge or hypothecate the shares for 180 days after purchasing the shares.

        Please see Lock-up Info for more information.

11.   Are there any fees and commissions associated with the sale?

        After the 180 day lock-up period has expired and you wish to sell your shares of XYZ Corporation, there will be a commission charged on the sale which will depend on the number of shares to be sold and the current market price of XYZ Corporation stock at the time of the sale. Please be advised that the commission charged is subject to a $55 minimum transaction fee.

12.   How can I track the status of the offering?

        The "Current Deal Status" button will display key information concerning this offering. You can always return to this site to see if any of the key variables have changed (i.e., the anticipated price structure, the size of the offering and important dates to remember).

13.   What happens on the day of the pricing?

        You will receive an e-mail from Morgan Stanley after 5 PM Eastern on the pricing date. You will be given information regarding the official offering price and the number of shares that XYZ Corporation has made available to you. If, at that time, you decide to purchase the shares available to you, you will be required to confirm your purchase via this website or through the DSP Call Center by 11 PM Eastern. Therefore, you must be available between the hours of 5 PM Eastern and 11 PM Eastern that evening. If you do not confirm your intention to purchase the shares by this deadline, you will lose the opportunity to participate in the Program. Once you confirm your intent to purchase the shares allocated to you, you are fully liable for the purchase price of the shares.

14.   Should I decide to purchase shares through this Program, when is payment due?

        Full payment is due by settlement date, which is four business days after the pricing date. If payment is not received by settlement date, the shares may be sold out of your account and you will be responsible for any losses incurred in connection with this sale. Payment for the purchase price of the shares can be made by personal check or wire. Payment instructions are included in the "Payment Information" section of the website. Your Financial Advisor's name and address along with your account number will be made available to you on the website during the confirmation process.

15.   Who do I call if I have further questions?

        Please direct all inquiries to the Morgan Stanley Direct Share Program at (866)673-9377.

Initial Email

Dear [DSP Participant],

        As you may be aware, [XYZ Corporation] (the "Company") recently filed a registration statement with the Securities and Exchange Commission to offer shares of the Company's common stock in an Initial Public Offering ("IPO"). One of the managing underwriters for the offering will be Morgan Stanley. In connection with the offering, the Company has made arrangements with Morgan Stanley to handle the sale of reserved shares through a Directed Share Program (the "Program"). Morgan Stanley has developed a secure website that will explain the Program and procedures for participation. The website will also include a copy of the preliminary prospectus.

        If you are interested in leaning more about the Program and the steps required for participation, you must log on to the website www.morganstanley.com/dsp with the following information by [December 15, 2005]:

Your User ID:	Your social security number or tax id number
Your Password:	(this is a temporary password. You will be required to change your password at the initial logon session).

        Please note: If you are interested in participating in this Program, you must follow the instructions on the website. You may not submit your indication directly to a Morgan Stanley Financial Advisor. Failure to follow these procedures will result in your exclusion from the Program. For your convenience, this website may be accessed from any computer with Internet access. Please pay special attention to the confirmation process of this program. If you indicate an interest in purchasing shares and are allocated shares by the Company, you will be required to confirm your order via the website by 11:00 PM (EST) on the night of pricing.

If you do not confirm by the stated deadline, your order will be treated as cancelled.

        We wish to emphasize that this notification is being made for informational purposes only and the Company is not soliciting or recommending your purchase of its common stock. You should be aware that any purchase of the Company's common stock is an investment subject to the inherent risks of the stock market as well as other risks. Therefore, we urge you to review the preliminary prospectus and base your investment decision on the information contained therein.

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

        IMPORTANT: Please be advised that this is a post-only mailing. DO NOT REPLY OR SEND MESSAGES TO THIS E-MAIL ADDRESS. Please direct all questions to the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

Application Complete Email

Dear [DSP Participant],

        The following is confirmation of your current indication of interest for the [XYZ Corporation] Directed Share Program.

Current Price Range:	[$17 - $19]
Current Indication of Interest:	[1,000] shares

        To cancel or make any changes to your indication, please logon to the website www.morganstanley.com/dsp with your User ID and password. You may make changes through the application process deadline, which is [December 15, 2005].

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Change of Indication Confirmation Email

Dear [DSP Participant],

        The following is a confirmation of your change of your indication of interest in the [XYZ Corporation] Directed Share Program.

Current Price Range:	[$17 - $19]
Current Indication of Interest:	[1,000] shares

        To cancel or make any changes to your indication, please logon to the website www.morganstanley.com/dsp with your User ID and password. You may make changes through the application process deadline which is [December 15, 2005].

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Password Resend Email

Dear [DSP Participant],

        Per your request, below please find your login information for the [XYZ Corporation] Directed Share Program.

URL:	www.morganstanley.com/dsp
User ID:	your social security number
Password:	[apple]

        If you are interested in participating in the [XYZ Corporation] Directed Share Program, you must logon to the Morgan Stanley website and complete the application process by [December 15, 2005].

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Change of Pricing Date Email

Dear [DSP Participant],

        Please be advised that the anticipated pricing date for the [XYZ Corporation] offering has changed to [January 1, 2006]. Accordingly, please note the following additional changes:

Application Deadline:	December 15, 2005
Anticipated Settlement Date:	January 4, 2006

        If you have any questions regarding the Share Allocation Program, please contact the Morgan Stanley call center at 1-866-673-9377 (toll-free) or 801-902-6992 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Change of Price Range Email

Dear [DSP Participant],

        Please be advised that the filing range for the [XYZ Corporation] offering has changed.

Old Filing Range:	[$15 - $17]
New Price Range:	[$17 - $19]

        Your indication of interest will remain at [1,000 shares].

        To cancel or make any changes to your indication, please logon to the website www.morganstanley.com/dsp with your User ID and password.

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Email Address Change Email

Dear [DSP Participant],

        This to confirm your change of email address for the [XYZ Corporation] Directed Share Program.

Old Email Address:	[email1@emailaddress.com]
New Email Address:	[email2@emailaddress.com]

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Additional Email Address Email

Dear [DSP Participant],

        This to confirm your additional email address for the [XYZ Corporation] Directed Share Program.

Primary Email Address:	[email1@emailaddress.com]
Secondary Email Address:	[email2@emailaddress.com]

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

        The following statement is required to be included in this communication in accordance with rule 134(b)1 of the Securities Act of 1933, as amended:

  A registration statement related to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Thank you,

Morgan Stanley

Pricing Email

Dear [DSP Participant],

        This is to inform you that the [XYZ Corporation] offering has been priced at [$19] per share. You have been allocated [1,000] shares for purchase through the Directed Share Program.

        If you wish to purchase any or all of these shares, you must confirm your order by logging on to the website at www.morganstanley.com/dsp. Your confirmation must be completed by 11:00 PM (EST).

        If you fail to complete the confirmation process by the confirmation deadline, your indication will be cancelled and no shares will be allocated to you.

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

Thank you,

Morgan Stanley

Final Confirmation Email

Dear [DSP Participant],

        For the [XYZ Corporation] Directed Share Program, we are confirming the following:

Number of shares purchased:	[1,000] shares
Offering price:	[$19]
Morgan Stanley account number:	[405-012587-037]
Total amount due:	$[19,000]
Settlement date:	[January 4, 2006].

        If you have any questions, please feel free to contact the Morgan Stanley call center at 866-673-9377 (toll-free) or 801-902-6994 (international collect).

Thank you,

Morgan Stanley